[Innovative Product Opportunities Inc. Company Letterhead]




October 12, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC  20549

Attention:  Mr. Christopher Owings, Assistant Director
Re:	Innovative Product Opportunities Inc.
       	File Number: 333-167667

Dear Mr. Owings:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Innovative Product Opportunities Inc .. (the "Company"), hereby requests acceleration of effectiveness of the above-referenced Registration Statement on Form S-1 (the "Registration Statement") so that such Registration Statement will become effective on to Thursday, October 14, 2010 at 4:30 pm EST or as soon as practicable thereafter . In connection with our request, we acknowledge that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting our request is very much appreciated. Please call Peter J. Gennuso at (212) 752-9700 x 9437 if you have any questions or if we can otherwise be of assistance to you.

Very truly yours,

By: /s/ Doug Clark
---------------------
Doug Clark
Principal Executive Officer,
President and Chairman of the Board




cc:  Peter J. Gennuso, Esq.

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